November 30, 2009

Mr. Benjamin Phippen

Reviewing Accountant

Mail Stop 4720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the quarterly period ended March 31, 2009

Form 10-Q for the quarterly period ended June 30, 2009

File No. 000-22283

Dear Mr. Phippen:

This letter constitutes the response of StellarOne Corporation (Company) to your letter dated October 20, 2009, setting forth comments on the above-referenced filings. For your convenience, we have listed our responses in the same order as the Staff’s comments were presented and have repeated each comment in bold face type prior to our response.

Form 10-K for the fiscal year ended December 31, 2008

Audited Financial Statements

Notes to Consolidated Financial Statements

Note 5. Investment Securities, page 57

Comment 1

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We note your response to comment two of our letter dated August 18, 2009, including your supplemental response filed on October 8, 2009, that the Company anticipates that its cost basis in its available for sale equity securities will recover by mid-2011. This implies a “near term” recovery period of approximately 24 months assuming your definition is based on a June 30, 2009 other than temporary impairment analysis. Please tell us and disclose in future filings the number of months the Company considers to be “near term” for purposes of evaluating other than temporary impairment and whether there have been any changes in the Company’s definition of “near term”. In preparing your response, please address whether the Company anticipated a recovery period of mid-2011 at December 31, 2008 and March 31, 2009, which could imply the Company’s definition of “near term” is perhaps 27 or 30 months.

Response

Bright-line guidance addressing appropriate loss and recovery periods does not exist, therefore, when applying the guidance currently available reasonable minds may differ as to the correct accounting treatment. However, based on management’s interpretations of SAB Topic 5M and related authoritative accounting guidance and discussions with the U.S. Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the consideration of impairment on equity securities, beginning with the quarter ended September 30, 2009, management revised its methodology and related policy for the evaluation of equity securities impairment as industry interpretation and application of the applicable guidance continues to evolve.

According to the Company’s revised policy, management has determined that other-than-temporary impairment exists and should be recorded if the fair value of an equity security represents (1) less than 70% of the book value of a security regardless of loss period or (2) if the loss period has been more than 18 months regardless of the fair value’s relationship to carrying value. If either of these conditions does not exist, but management becomes aware of possible impairment outside of this scope, management will conduct additional research to determine if market price recoveries can reasonably be expected to occur within an acceptable forecast period. For purposes of this analysis, a “near term” recovery period has been defined as 3-6 months.

Applying these criteria, management recorded an impairment charge of $1.9 million during the third quarter of 2009. We refer you to Note 4 of the unaudited consolidated financial statements included in the Company’s Form 10-Q for the nine months ended September 30, 2009 for related discussion and disclosure. Misstatements in previously filed financial statements noted through applying our previous impairment policy compared to our revised policy at December 31, 2008, March 31, 2009 and June 30, 2009 were deemed to be immaterial by the Company’s management, the Audit & Compliance Committee of the StellarOne Board of Directors and its independent external audit firm.

Comment 2

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As a related matter, it appears that certain of your analysis may incorporate lengthy time horizons. SAB Topic 5M state that the phrase other-than-temporary does not mean permanent. Additionally, the Staff believes that as the forecasted market price recovery period lengthens the uncertainties inherent in management’s estimate increase, which impacts the reliability of that estimate. Please tell us whether the use of a more reasonable forecast period would materially impact your financial statements, either on an annual or interim basis for the periods included in your December 31, 2008 Form 10-K, March 31, 2009 and June 30, 2009 Form 10-Q.

Response

As noted above, the Company revised its methodology and related policy for the evaluation of equity securities impairment to conform to GAAP in October 2009. Management applied this revised criteria to the Company’s bank equities investments at December 31, 2008, March 31, 2009 and June 30, 2009. Through this analysis management determined that misstatements in the Company’s December 31, 2008 Form 10-K, March 31, 2009 and June 30, 2009 Form 10-Q noted through applying our previous impairment policy compared to our revised policy were deemed to be immaterial.

Comment 3

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We note that certain evidence included in your response to comment two of our letter dated August 19, 2009 and your supplemental response filed October 8, 2009 is vague and/or includes information for which there is little or no objective supporting evidence as to occurrence or timing, such as the Company’s assumptions that the following will occur in mid-2011; asset quality pressures will stabilize; financial institutions will return to a period of normalized earnings; the market will rely on earnings multiples as the primary basis for valuing bank equities; and certain P/E multiples will occur. The Staff believes that market price recoveries that cannot reasonably be expected to occur within an acceptable forecast period should not be included in the assessment of recoverability. Further, as the severity and/or duration of the impairment increases, the evidence required to support that it is not other-than-temporary increases accordingly. Therefore, please tell us whether you believe your assessment of other than temporary impairment would change if you excluded information that is not reasonably expected to occur within a more reasonable recovery period and tell us whether this change would have a material impact on your financial results, either on an annual or interim basis for the periods included in your December 31, 2008 Form 10-K, March 31, 2009 and June 30, 2009 Form 10-Q. Alternatively, provided us with additional objective evidence to support your conclusions that the realizable value of these investments is equal to or greater than their carrying value.

Response

The Company’s revised methodology and related policy for the evaluation of equity securities impairment defines “near term” for recovery purposes as 3-6 months. Management performed a materiality analysis by applying our previous impairment policy compared to our revised policy and determined that misstatements in the Company’s December 31, 2008 Form 10-K, March 31, 2009 and June 30, 2009 Form 10-Q noted to be immaterial.

Comment 4

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We note your response to comment two of our letter dated August 19, 2009 and your supplemental response filed on October 8, 2009 which state that your equity securities have declined in value in conjunction with the sub-prime mortgage fall out and ensuing credit crunch, which impacted the real estate market as a whole and that it is the Company’s position that the unrealized losses were not created by any company-specific credit deterioration, but predominantly a function of the devaluation of the financial sector in general. SAB Topic 5M states that a decline in value can occur for various reasons, including general market conditions. Therefore, an other-than temporary impairment may occur on securities that are in an unrealized loss position due to factors attributable to general market conditions, factors that are issuer specific, or both. Please tell us if your assessment of whether an other than temporary loss has occurred for those securities that have experienced declines in value due to general market conditions would change if you considered a decline in general market conditions to be other than temporary.

Response

When assessing equity securities for other-than temporary impairment, management considers factors attributable to general market conditions and ones specific to the related issuer. Additionally, management has determined that other-than-temporary impairment exists and should be recorded if the fair value of an equity security represents (1) less than 70% of the book value of a security regardless of loss period or (2) if the loss period has been more than 18 months regardless of the fair value’s relationship to carrying value. If either of these conditions does not exist, but management becomes aware of possible impairment outside of this scope, management will conduct additional research to determine if market price recoveries can reasonably be expected to occur within an acceptable forecast period.

Comment 5

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We note your response filed October 8, 2009 states that to the extent some level of recovery of the carrying amounts of these investments is not experienced over the next six to nine months, management will likely take some level of impairment charge. To the extent applicable, please consider including similar forward looking disclosure in future filings.

Response

We hereby confirm that in future filings we will provide appropriate forward looking disclosures when an impairment charge is eminent if some level of recovery is not experienced in the near term, which we have defined as 3-6 months.

In connection with responding to your comments StellarOne Corporation acknowledges that:

•	StellarOne Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	StellarOne Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above responses address your comments. We would be pleased to answer any questions that you may have after reviewing our responses or to provide any additional information that would be helpful to the Staff in its review. Please call the undersigned at (434) 964-2217 if we may provide any such information.

Sincerely,

/s/ Jeffrey W. Farrar, CPA
Jeffrey W. Farrar, CPA Executive Vice President and Chief Financial Officer Enclosures

cc: Mr. John P. Nolan

Senior Assistant Chief Accountant

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